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                                   May 2, 2003



Dear Fellow Shareholders:

                  I am writing to you regarding our outstanding offer to purchase up to 500 shares from each shareholder at a price of $22.00 per share, which we commenced on April 11, 2003. The offer was originally set to expire on May 12, 2003.

                  As this tender offer has progressed, we have been informed by a few shareholders who own over 500 shares that they would like to tender all their shares. If they could tender all of their shares, this would eliminate them from the shareholder list and would further the Company's goal of reducing the number of shareholders in order to become a private company.

                  Although we expect that most large shareholders will not tender, in consideration of the Company's desire to accommodate those larger shareholders who desire to tender, to the extent we are able with our available funds, the Board of Directors of the Company has decided to expand and extend the tender offer, as described in the enclosed Amended and Restated Offer to Purchase. We are expanding the tender offer to cover all shares owned by each shareholder, which means that the 500 share limit will be removed. In addition, in order to give shareholders more time to consider this change to the tender offer, we will extend the period of the tender offer to May 16, 2003. Because we have removed the limit of 500 shares for each shareholder, we need to limit the total number of shares to be purchased in the offer to 100,000 shares. If more than 100,000 shares are tendered, then we will pro-rate the shares to be accepted by the Company among all tendering shareholders; however, there will be a priority given to shareholders owning less than 100 shares, meaning that those shares will be accepted before any pro-ration. The revised offer is described in more detail in the enclosed Amended and Restated Offer to Purchase.

                  As I stated in my letter to you dated April 11, 2003, I again want to say that I am proud of what we have done and I think in the future Chester National Bank will continue to be an excellent investment opportunity. I thank you for all your past confidence and I look forward to working with you in the future.

                                          Sincerely,


                                          /s/ Michael W. Welge

                                          Michael W. Welge
                                          Chairman of the Board
                                          President and Chief Financial Officer